UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009	Commission File Number 1-32895

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Penn West Energy Trust
(Translation of registrant's name into English)

Suite 200, 207 – 9th Avenue SW
Calgary, Alberta  T2P 1K3
Canada
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENN WEST ENERGY TRUST, by its administrator, Penn West Petroleum Ltd.

By:	/s/ Todd Takeyasu

Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer

Date: May 6, 2009

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated May 6, 2009 - Penn West announces its results for the first quarter ended March 31,2009